Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Second Quarter ended June 30, 2021

HONG KONG, August 17, 2021/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading cryptocurrency mining enterprise, today reported its unaudited financial results for the second quarter ended June 30, 2021.

Cryptocurrency Business Progress

BIT Mining has completed the transition of its business to an enterprise that covers cryptocurrency mining, data center operation and mining pool.

The Company has commenced ethereum mining operations outside of mainland China, with a theoretical maximum total hash rate capacity of 600 GH/s deployed as of today. Based on the entire ethereum hash rate and ethereum price1 of US$3,309 as of today, we currently produce approximately 13 ethereum per day, which are worth approximately US$43,017 in aggregate. The direct monthly costs of our ethereum mining operations are lower than 10% of the monthly revenue we recognized from ethereum mining operations, based on today’s ethereum price. Ethereum mining machines with a total hash rate capacity of 4,800 GH/s are expected to be deployed by the end of October 2021.

As of today, the theoretical maximum total hash rate capacity of bitcoin mining machines of the Company is approximately 1,425.3 PH/s. The Company has adopted a development strategy to focus on expanding its cryptocurrency mining operations globally. As of today, we have delivered 7,849 bitcoin mining machines with a total hash rate capacity of 292.7 PH/s to Kazakhstan, of which 3,293 bitcoin mining machines, with a total hash rate capacity of 121.0 PH/s, have been deployed at data centers in Kazakhstan and 4,556 bitcoin mining machines are waiting to be deployed. For the second quarter of 2021, we produced 186 bitcoins from cryptocurrency mining business, and recognized revenue of approximately US$9.5 million, representing approximately 2.1% of the Company's total net revenues.

In terms of data center business, the Company has announced that it has entered into several term sheets to invest in cryptocurrency mining data centers globally, in May and June 2021. On June 21, 2021, we announced that two big data centers have suspended their operations according to the written notice from State Grid Sichuan Ganzi Electric Power Co., Ltd.. Data centers in Sichuan recognized revenue of approximately US$11.4 million, representing approximately 2.6% of the Company’s total net revenues for the second quarter of 2021. We are now in the process of constructing one of our new data centers outside of mainland China, which is expected to begin operation late in the third quarter of 2021. In the meantime, the Company is proactively seeking additional high-quality mining resources to better execute its global development strategy.

On April 15, 2021, we completed our acquisition of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. As a leading multi-currency comprehensive service mining pool, the total hash rate capacity of BTC.com accounts for about 10% of the entire bitcoin hash rate and the actual hash rate has remained fairly stable so far. From April 15, 2021 to June 30, 2021, the mining pool business recognized (i) revenue of approximately US$422.8 million, representing approximately 95.0% of the Company's total net revenues for the second quarter of 2021, and (ii) cost of revenue of approximately US$414.4 million, exclusive of depreciation and amortization.

Removal of VIE Structure and Disposal of Chinese Lottery Business

We have previously conducted our lottery business in China through a series of contractual arrangements with the lottery business related VIEs. In July 2021, the Company announced its decision to dispose of its Chinese lottery related business and the Company terminated all of its lottery business related VIE contracts. The lottery business- related VIE subsidiaries will be deconsolidated and their financial results will no longer be included in the Company's consolidated financial statements in the third quarter of this year as a result of eliminating the VIE structure.

1 The ethereum price is based on the price on August 17, 2021, at UTC 0:00, published on https://coinmarketcap.com.

Second Quarter 2021 Highlights

•

Net revenues were RMB2,873.9 million (US$445.1 million) in the second quarter of 2021, representing a sharp increase of RMB2,854.3 million from RMB19.6 million for the first quarter of 2021, and a sharp increase of RMB2,870.3 million from RMB3.6 million for the second quarter of 2020. Net revenues during the second quarter of 2021 primarily consisted of RMB2,729.9 million (US$422.8 million) in revenue contribution from our mining pool business that we consolidated from April 15, 2021, which accounted for 95.0% of total net revenues.

•

Operating loss was RMB101.3 million (US$15.7 million) in the second quarter of 2021, representing an increase of RMB84.8 million from RMB16.5 million for the first quarter of 2021, and an increase of RMB49.0 million from RMB52.3 million for the second quarter of 2020. The increase of operating loss is mainly due to the impairment of cryptocurrencies and net loss on disposal of cryptocurrencies.

•

Non-GAAP operating income[2] was RMB6.4 million (US$1.0 million) in the second quarter of 2021, as compared with non-GAAP operating loss of RMB16.2 million for the first quarter of 2021, and non-GAAP operating loss of RMB33.7 million for the second quarter of 2020.

•

Net loss attributable to BIT Mining was RMB97.9 million (US$15.2 million) in the second quarter of 2021, as compared with net income attributable to BIT Mining of RMB13.2 million for the first quarter of 2021, and net loss attributable to BIT Mining of RMB86.3 million for the second quarter of 2020.

•

Non-GAAP net income[2] attributable to BIT Mining was RMB9.8 million (US$1.5 million) in the second quarter of 2021, as compared with non-GAAP net loss attributable to BIT Mining of RMB22.8 million for the first quarter of 2021, and non-GAAP net loss attributable to BIT Mining of RMB34.0 million for the second quarter of 2020.

•	Basic and diluted loss per ADS attributable to BIT Mining Limited for the second quarter of 2021were RMB1.64 (US$0.25).

•	Non-GAAP basic and diluted earnings per ADS attributable to BIT Mining Limited for the second quarter of 2021 were RMB0.16 (US$0.03).

2Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of long-term investments, impairment of cryptocurrencies, net loss on disposal of cryptocurrencies, changes in fair value of derivative instrument, gain on previously-held equity interest and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues were RMB2,873.9 million (US$445.1 million) for the second quarter of 2021, representing a sharp increase of RMB2,870.3 million from RMB3.6 million for the second quarter of 2020 and a sharp increase of RMB2,854.3 million from RMB19.6 million for the first quarter of 2021. Net revenues were mainly comprised of the revenues from the mining pool business of RMB2,729.9 million (US$422.8 million), the data center business of RMB73.8 million (US$11.4 million) and cryptocurrency mining business of RMB61.6 million (US$9.5 million). The year-over-year and sequential increase were mainly attributable to our mining pool business that we consolidated from April 15, 2021.

Operating Costs and Expenses

Operating costs and expenses were RMB2,866.1 million (US$443.9 million) for the second quarter of 2021, representing an increase of RMB2,811.0 million from RMB55.1 million for the second quarter of 2020, and an increase of RMB2,829.8 million from RMB36.3 million for the first quarter of 2021. The year-over-year increase was mainly due to a significant increase of RMB2,675.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of RMB55.3 million in service expense associated with data center business, which were partially offset by a decrease of RMB18.3 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees. The sequential increase was mainly due to a significant increase of RMB2,675.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of RMB55.3 million in service expense associated with data center business.

Cost of revenue was RMB2,810.5 million (US$435.3 million) for the second quarter of 2021, representing an increase of RMB2,805.9 million from RMB4.6 million for the second quarter of 2020, and an increase of RMB2,802.0 million from RMB8.5 million for the first quarter of 2021. Cost of revenue was comprised of the direct cost of revenue of RMB2,767.2 million (US$428.6 million) and depreciation and amortization of RMB43.3 million (US$6.7 million). The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of RMB2,675.9 million (US$414.4 million), (ii) the data center business of RMB59.2 million (US$9.2 million) and (iii) the cryptocurrency mining of RMB28.5 million (US$4.4 million).The year-over-year increase was mainly attributable to a significant increase of RMB2,675.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of RMB55.3 million in service expense associated with data center business. The sequential increase was mainly due to a significant increase of RMB2,675.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of RMB55.3 million in service expense associated with data center business.

Sales and marketing expenses were RMB3.4 million (US$0.5 million) for the second quarter of 2021, representing a decrease of RMB1.6 million or 32.0% from RMB5.0 million for the second quarter of 2020, and an increase of RMB0.9 million or 36.0% from RMB2.5 million for the first quarter of 2021. The year-over-year decrease was mainly due to a decrease of RMB2.0 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees and a decrease of RMB0.4 million in expenses for employees, which were partially offset by an increase of RMB1.4 million in marketing and promotion expense.

General and administrative expenses were RMB45.9 million (US$7.1 million) for the second quarter of 2021, representing an increase of RMB10.5 million or 29.7% from RMB35.4 million for the second quarter of 2020, and an increase of RMB23.3 million or 103.1% from RMB22.6 million for the first quarter of 2021. The year-over-year increase was mainly due to an increase of RMB17.3 million in consulting expenses, an increase of RMB5.7 million in expenses for employees mainly due to consolidations of Loto Interactive and the mining pool business and an increase of RMB1.4 million in transaction expense associated with mining pool business, which were partially offset by a decrease of RMB12.1 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees and a decrease of RMB4.5 million depreciation mainly associated with leasehold improvements for the partial termination of our office lease in Shenzhen. The sequential increase was mainly due to an increase of RMB10.0 million in consulting expenses, an increase of RMB7.1 million in expenses for employees mainly due to consolidations of Loto Interactive and the mining pool business, an increase of RMB1.5 million in rental expense associated with Loto Interactive office rent and an increase of RMB1.3 million in transaction expense associated with mining pool business.

Service development expenses were RMB6.4 million (US$1.0 million) for the second quarter of 2021, representing a decrease of RMB3.7 million or 36.6% from RMB10.1 million for the second quarter of 2020, and an increase of RMB3.7 million or 137% from RMB2.7 million for the first quarter of 2021. The year-over-year decrease was mainly due to a decrease of RMB4.2 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees which were partially offset by an increase of RMB1.0 million in expenses for employees mainly due to consolidations of Loto Interactive and the mining pool business. The sequential increase was mainly due to an increase of RMB2.8 million in expenses for employees mainly due to consolidations of Loto Interactive and the mining pool business.

Net Loss on Disposal of Cryptocurrencies

Net loss on disposal of cryptocurrencies was RMB55.6 million (US$8.6 million) for the second quarter of 2021, related to the decreasing market prices for cryptocurrencies by using FIFO to calculate the cost of disposition during the second quarter of 2021. There was no such net loss for the second quarter of 2020 and the first quarter of 2021.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was RMB57.3 million (US$8.9 million) for the second quarter of 2021, mainly due to the decreasing market prices for cryptocurrency assets including the cryptocurrencies payable to pool participants related to mining pool business during the second quarter of 2021. There was no such impairment for the second quarter of 2020 and the first quarter of 2021.

Operating Loss

Operating loss was RMB101.3 million (US$15.7 million) for the second quarter of 2021, compared with operating loss of RMB52.3 million for the second quarter of 2020, and operating loss of RMB16.5 million for the first quarter of 2021. Both the year-over-year increase and the sequential increase of operating loss were mainly due to (i) an increase in revenue and an increase in operating costs and expenses which were mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, data center business consolidated from March 31, 2021 and the mining pool business consolidated from April 15, 2021 as described above; (ii) a provision of RMB57.3 million for impairment of cryptocurrencies mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021; (iii) the net loss on disposal of cryptocurrencies of RMB55.6 million mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021, by using FIFO to calculate the cost of disposition.

Non-GAAP operating income was RMB6.4 million (US$1.0 million) for the second quarter of 2021, compared with non-GAAP operating loss of RMB33.7 million for the second quarter of 2020, and non-GAAP operating loss of RMB16.2 million for the first quarter of 2020. The turning of non-GAAP operating loss to non-GAAP operating income on both year-over-year and sequential bases were mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, data center business consolidated from March 31, 2021 and the mining pool business consolidated from April 15, 2021 as described above.

Net (Loss) Income Attributable to BIT Mining

Net loss attributable to BIT Mining was RMB97.9 million (US$15.2 million) for the second quarter of 2021, compared with net loss attributable to BIT Mining of RMB86.3 million for the second quarter of 2020, and net income attributable to BIT Mining of RMB13.2 million for the first quarter of 2021. The year-over-year increase in net loss attributable to BIT Mining was mainly due to (i) an increase of RMB2,870.3 million in revenue and an increase of RMB2,811.0 million in operating costs and expense which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, data center business consolidated from March 31, 2021 and the mining pool business consolidated from April 15, 2021 as described above; (ii) a provision of RMB57.3 million for impairment of cryptocurrencies mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021; (iii) the net loss on disposal of cryptocurrencies of RMB55.6 million mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021, by using FIFO to calculate the cost of disposition; and (iv) a provision of RMB33.7 million for impairment of Loto Interactive as an equity method long-term investment for the second quarter of 2020; there was no such impairment for the second quarter of 2021. The sequential increase in net loss attributable to BIT Mining was mainly due to (i) an increase of RMB2,854.3 million in revenue and an increase of RMB2,829.8 million in operating costs and expense which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, data center business consolidated from March 31, 2021 and the mining pool business consolidated from April 15, 2021 as described above; (ii) a provision of RMB57.3 million for impairment of cryptocurrencies mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021; (iii) the net loss on disposal of cryptocurrencies of RMB55.6 million mainly due to the decreasing market prices for cryptocurrencies during the second quarter of 2021, by using FIFO to calculate the cost of disposition; (iv) a gain of RMB36.1 million on previously-held equity interest in Loto Interactive as a result of re-measurement of the previously-held equity interest in Loto Interactive as of the acquisition date fair value on March 31, 2021; there was no such gain for the second quarter of 2021.

Non-GAAP net income attributable to BIT Mining was RMB9.8 million (US$1.5 million) for the second quarter of 2021, compared with non-GAAP net loss attributable to BIT Mining of RMB34.0 million for the second quarter of 2020, and non-GAAP net loss attributable to BIT Mining of RMB22.8 million for the first quarter of 2021. The turning of non-GAAP operating loss to non-GAAP operating income on both year-over-year and sequential bases were mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, data center business consolidated from March 31, 2021 and the mining pool business consolidated from April 15, 2021 as described above.

Cash and Cash Equivalents and Restricted Cash

As of June 30, 2021, the Company had cash and cash equivalents of RMB65.4 million (US$10.1 million) and restricted cash3 of RMB284.7 million (US$44.1 million), compared with cash and cash equivalents of RMB173.4 million and restricted cash of RMB309.8 million as of March 31, 2021.

Cryptocurrency Assets

As of June 30, 2021, the Company had cryptocurrency assets of RMB410.8 million (US$63.6 million), the equivalent of 1,147 bitcoins, 1,083 ethereum, 61.4 million dogecoins and various other cryptocurrency assets, including those of the mining pool business that was consolidated from April 15, 2021 and those generated from the cryptocurrency mining business initiated at the end of February 2021.

3 Restricted cash represent: (i) deposits in merchant banks for mortgage loans and with special purpose use for general offer for our acquisition of a controlling stake in Loto Interactive, (ii) deposits in merchant banks yet to be withdrawn, and (iii) government grants received but pending final clearance.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the entire mining pool business operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing (HK) Limited, to complete its vertical integration with its supply chain, increase its self-sufficiency while also strengthening its competitive position.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4566 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of long-term investments, impairment of cryptocurrencies, net loss on disposal of cryptocurrencies, changes in fair value of derivative instrument, gain on previously-held equity interest and deferred tax benefit relating to valuation allowance in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btc.com

Ir.btc.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited Condensed Consolidated Balance Sheets (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	308,676	65,396	10,129
Restricted cash	3,829	284,656	44,088
Accounts receivable	-	20,943	3,244
Amounts due from related parties	368	808	125
Prepayments and other current assets	22,980	96,547	14,953
Cryptocurrency assets	-	410,792	63,624
Total current assets	335,853	879,142	136,163

Non-current assets:
Property and equipment, net	19,779	343,236	53,160
Intangible assets, net	2,398	377,367	58,447
Deposits	1,480	26,018	4,030
Long-term investments	99,972	64,030	9,917
Right-of-use assets	9,327	11,329	1,755
Goodwill	-	173,486	26,870
Other non-current assets	1,664	144,958	22,451
Total non-current assets	134,620	1,140,424	176,630

TOTAL ASSETS	470,473	2,019,566	312,793

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loans	-	136,299	21,110
Accounts payable	-	384,349	59,528
Cryptocurrency assets borrowings	-	38,508	5,964
Amounts due to related parties	-	2,491	386
Accrued payroll and welfare payable	13,401	2,898	449
Accrued expenses and other current liabilities	55,960	183,422	28,410
Income tax payable	549	5,695	882
Operating lease liabilities - current	3,710	6,360	985
Total current liabilities	73,620	760,022	117,714

Non-current liabilities:
Long-term payables	526	406	63
Operating lease liabilities - non-current	5,807	6,257	969
Total non-current liabilities	6,333	6,663	1,032

TOTAL LIABILITIES	79,953	766,685	118,746

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 430,127,692 and 604,330,240 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	151	207	32
Class A preference shares, par value US$0.00005 per share;0 and 65,000 shares authorized as of December 31, 2020 and June 30, 2021; 0 and 65,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	-	-	-
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and June 30, 2021,respectively; 99 shares issued and outstanding as of December 31, 2020 and June 30, 2021	-	-	-
Additional paid-in capital	2,602,883	3,428,963	531,079
Treasury shares	(143,780)	(143,780)	(22,269)
Accumulated deficit and statutory reserve	(2,183,918)	(2,268,676)	(351,373)
Accumulated other comprehensive income	128,441	139,227	21,564
Total BIT Mining Limited shareholders’ equity	403,777	1,155,941	179,033
Noncontrolling interests	(13,257)	96,940	15,014
Total shareholders' equity	390,520	1,252,881	194,047

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	470,473	2,019,566	312,793

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive (Loss) Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	3,648	19,559	2,873,919	445,113	6,712	2,893,478	448,143

Operating costs and expenses:
Cost of revenue	(4,616)	(8,451)	(2,810,450)	(435,283)	(8,600)	(2,818,901)	(436,592)
Sales and marketing expenses	(4,998)	(2,492)	(3,417)	(529)	(8,040)	(5,909)	(915)
General and administrative expenses	(35,373)	(22,645)	(45,856)	(7,102)	(65,249)	(68,501)	(10,609)
Service development expenses	(10,070)	(2,749)	(6,415)	(994)	(17,216)	(9,164)	(1,419)
Total operating costs and expenses	(55,057)	(36,337)	(2,866,138)	(443,908)	(99,105)	(2,902,475)	(449,535)
Other operating income	453	561	579	90	4,544	1,140	177
Government grant	172	69	52	8	341	121	19
Other operating expenses	(1,553)	(309)	(2,190)	(339)	(1,606)	(2,499)	(387)
Net loss on disposal of cryptocurrencies	-	-	(55,618)	(8,614)	-	(55,618)	(8,614)
Impairment of cryptocurrencies	-	-	(57,331)	(8,879)	-	(57,331)	(8,879)
Changes in fair value of derivative instrument	-	-	5,409	838	-	5,409	838
Operating loss from continuing operations	(52,337)	(16,457)	(101,318)	(15,691)	(89,114)	(117,775)	(18,238)
Other income, net	1,116	312	2,609	404	741	2,921	452
Interest income	2,554	499	137	21	4,945	636	99
Interest expense	-	(792)	(3,975)	(616)	-	(4,767)	(738)
Loss from equity method investments	(2,769)	(7,044)	(1,728)	(268)	(7,980)	(8,772)	(1,359)
Gain on previously held equity interest	-	36,142	-	-		36,142	5,598
Impairment of long-term investments	(33,706)	-	-	-	(33,706)	-	-
Gain from disposal of a subsidiary	-	211	1,016	157	-	1,227	190
(Loss) income before income tax	(85,142)	12,871	(103,259)	(15,993)	(125,114)	(90,388)	(13,996)
Income tax benefit	60	-	-	-	3,653	-	-
Net (loss) income from continuing operations	(85,082)	12,871	(103,259)	(15,993)	(121,461)	(90,388)	(13,996)
Net (loss) income	(85,082)	12,871	(103,259)	(15,993)	(121,461)	(90,388)	(13,996)
Less: Net income (loss) attributable to noncontrolling interests	1,236	(291)	(5,339)	(827)	1,685	(5,630)	(872)
Net (loss) income attributable to BIT Mining Limited	(86,318)	13,162	(97,920)	(15,166)	(123,146)	(84,758)	(13,124)
Other comprehensive income (loss)
Share of other comprehensive income (loss) of an equity method investee	436	-	-	-	(1,973)	-	-
Foreign currency translation (loss) gain	(415)	7,634	3,114	482	3,689	10,748	1,665
Other comprehensive income, net of tax	21	7,634	3,114	482	1,716	10,748	1,665
Comprehensive (loss) income	(85,061)	20,505	(100,145)	(15,511)	(119,745)	(79,640)	(12,331)
Less: Comprehensive income (loss) attributable to noncontrolling interests and Redeemable noncontrolling interest	1,236	(291)	(5,377)	(833)	1,685	(5,668)	(878)
Comprehensive (loss) income attributable to BIT Mining Limited	(86,297)	20,796	(94,768)	(14,678)	(121,430)	(73,972)	(11,453)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,009,704	487,551,175	596,995,942	596,995,942	430,005,930	542,881,582	542,881,582
Diluted	430,009,704	498,573,411	596,995,942	596,995,942	430,005,930	542,881,582	542,881,582

(Losses) earnings per share attributable to BIT Mining Limited-Basic
Net (loss) income	(0.20)	0.03	(0.16)	(0.03)	(0.29)	(0.16)	(0.02)

(Losses) earnings per ADS* attributable to BIT Mining Limited-Basic
Net (loss) income	(2.01)	0.27	(1.64)	(0.25)	(2.86)	(1.56)	(0.24)

(Losses) earnings per share attributable to BIT Mining Limited-Diluted
Net (loss) income	(0.20)	0.03	(0.16)	(0.03)	(0.29)	(0.16)	(0.02)

(Losses) earnings per ADS* attributable to BIT Mining Limited-Diluted
Net (loss) income	(2.01)	0.26	(1.64)	(0.25)	(2.86)	(1.56)	(0.24)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(52,337)	(16,457)	(101,318)	(15,691)	(89,114)	(117,775)	(18,238)
Adjustment for share-based compensation	18,649	212	187	29	23,752	399	62
Adjustment for impairment of cryptocurrencies	-	-	57,331	8,879	-	57,331	8,879
Adjustment for net loss on disposal of cryptocurrencies	-	-	55,618	8,614	-	55,618	8,614
Adjustment for changes in fair value of derivative instrument	-	-	(5,409)	(838)	-	(5,409)	(838)
Adjusted operating (loss) income from continuing operations (non-GAAP)	(33,688)	(16,245)	6,409	993	(65,362)	(9,836)	(1,521)

Net (loss) income attributable to BIT Mining Limited	(86,318)	13,162	(97,920)	(15,166)	(123,146)	(84,758)	(13,124)
Adjustment for share-based compensation	18,649	212	187	29	23,752	399	62
Adjustment for Impairment of long-term investments	33,706	-	-	-	33,706	-	-
Adjustment for deferred tax benefit relating to valuation allowance	(60)	-	-	-	(3,659)	-	-
Adjustment for gain on previously held equity interest	-	(36,142)	-	-	-	(36,142)	(5,598)
Adjustment for impairment of cyptocurrencies	-	-	57,331	8,879	-	57,331	8,879
Adjustment for net loss on disposal of cryptocurrencies	-	-	55,618	8,614	-	55,618	8,614
Adjustment for changes in fair value of derivative instrument	-	-	(5,409)	(838)	-	(5,409)	(838)
Adjusted net (loss) income attributable to BIT Mining Limited (non-GAAP)	(34,023)	(22,768)	9,807	1,518	(69,347)	(12,961)	(2,005)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,009,704	487,551,175	596,995,942	596,995,942	430,005,930	542,881,582	542,881,582
Diluted	430,009,704	498,573,411	599,477,107	599,477,107	430,005,930	542,881,582	542,881,582

(Losses) earnings per share attributable to BIT Mining Limited (non-GAAP)-Basic
Net (loss) income (non-GAAP)	(0.08)	(0.05)	0.02	0.003	(0.16)	(0.02)	(0.004)

(Losses) earnings per ADS* attributable to BIT Mining Limited (non-GAAP)-Basic
Net (loss) income (non-GAAP)	(0.79)	(0.47)	0.16	0.03	(1.61)	(0.24)	(0.04)

(Losses) earnings per share attributable to BIT Mining Limited (non-GAAP)-Diluted
Net (loss) income (non-GAAP)	(0.08)	(0.05)	0.02	0.003	(0.16)	(0.02)	(0.004)

(Losses) earnings per ADS* attributable to BIT Mining Limited (non-GAAP)-Diluted
Net (loss) income (non-GAAP)	(0.79)	(0.46)	0.16	0.03	(1.61)	(0.24)	(0.04)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.